October 8, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attn:	Mr. Lyn Shenk

RE:	World Wrestling Entertainment, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2010
File No. 001-16131

Dear Mr. Shenk:

     We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 1, 2010 regarding the Form 10-K for the fiscal year ended December 31, 2009 filed by World Wrestling Entertainment, Inc. (the “Company”) on February 25, 2010 (the “Form 10-K”), the Form 10-Q for the fiscal quarter ended June 30, 2010 filed by the Company on August 9, 2010 (the “Form 10-Q”), and the Definitive Proxy Statement on Schedule 14A filed by the Company on March 17, 2010 (the “Proxy Statement”). Set forth below are the Staff’s comments and our responses.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 2. Management’s Discussion and Analysis for Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.	Please refer to your response to our prior comment four, as well as your expanded disclosure regarding cash flows from operating activities in the “Liquidity and Capital Resources” section of MD&A. While we acknowledge that you have quantified the impact of additional factors that have affected your cash flows from operations for the comparable reporting periods, we also note that you appear to cite the change in your working capital as part of your explanation for the change in operating cash flows. Given that your financial statements are prepared under the accrual method of accounting, your reference to the change in working capital may not provide a sufficient basis for a reader to clearly understand any remaining variances in your cash flows attributable to operating activities in terms of cash receipts and cash expenditures. Moreover, the indicated decrease in working capital suggests an increase in operating activities, which is contrary to the remaining unexplained variance in your reported cash flows attributable to operations in terms of cash receipts (e.g., receipts from customers) and cash disbursements (e.g., prepayments of expenditures), in explanation of a substantial portion of reported change. Please also disclose the reasons for and related underlying drivers of those changes, as applicable. Provide your proposed expanded disclosure as part of your response.

Mr. Lyn Shenk
Securities and Exchange Commission
October 8, 2010

     The Company’s inclusion of the working capital balance in its discussion of Liquidity and Capital Resources was informational only and not intended as an explanation of fluctuations in cash flows from operating activities. The Company will remove the reference to its working capital balance in future filings beginning with the 10-Q for the period ended September 30, 2010 as this amount is easily calculated using the balance sheet and does not provide additional insight or benefit to the readers of the financial statements.
     Additionally, the Company will continue to quantify material factors that affect our cash flows, both as reported in the current period and in relation to comparable periods, and will include a discussion of significant business and/or operational factors that have a material impact on cash flows.

Definitive proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

2.	We note your response to our prior comment 11, and we reissue the comment. Please confirm that in future filings you will provide the disclosure regarding Mr. Levesque’s compensation required by Item 404(a) of Regulation S-K. If you wish to request confidential treatment of information that otherwise is required to be disclosed, please refer to the substantive and procedural requirements of Staff Legal Bulletin No. 1. However please be advised that Section II.B2 of Staff Legal Bulletin No. 1 states that “[e]xcept in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not an appropriate subject for confidential treatment regardless of the availability of an exemption under FOIA” and specifically identifies “disclosure about related party transactions.”

The Company notes the Staff’s position and will revise its disclosure, as appropriate, in future filings, but may seek confidential treatment for such information at that time.

* * *

     Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, Form 10-Q and the Proxy Statement, please contact me at (203) 352-8684 at your earliest convenience.

Very truly yours,

/s/ George A. Barrios
George A. Barrios
Chief Financial Officer